LIMEBRIDGE LLC
"This contract is registered and delivered as a surplus line coverage under the Insurance Code of the Commonwealth of Puerto Rico."
Insurance Code. Article 10.090

LIMEBRIDGE

UMR: B1979BP25004



COVER NOTE NUMBER BP25004

In accordance with your instructions, we have effected the following (re)insurance. Please examine this document carefully and notify us immediately if it is incorrect, or does not meet your requirements, or if the security is unacceptable.

UMR	B1979BP25004
TYPE:	Professional liability, Directors and Officers Liability and Fraud Insurance.
INSURED:	X-Square Capital LLC and all affiliated subsidiary and related companies for their respective rights and interests.
ADDRESS:	Suite 803, Centro International de Mercadeo II, Guaynabo, PR 00968.
INTEREST:	As per Attached Policy Wording.
PERIOD:	From 13 March 2025 To 12 March 2026. Both days inclusive Local Standard time at the principal address of the insured.

LIMITS OF LIABILITY:

The following Limits of Liability apply separately for each operative Coverage Clause Except where specified otherwise below:
Insurance Covers:
1.1 Investment Manager Professional Civil Liability.
1.2 Fund Professional Civil Liability and Management Liability.
1.3 Investment Manager Management Liability.
1.4 Investment Manager and Fund Crime Protection.

USD 2,500,000 in the aggregate for all Loss including Costs.
Regulatory Investigation Costs Sub-Limit:
USD 250,000 in the aggregate part of and not additional to the Limits of Liability.

SELF INSURED RETENTION:

1.1 Investment Manager Civil Liability
USD 250,000 each and every Claim.
1.2 Fund Professional Civil Liability and Management liability
USD 250,000 each and every Claim.
Nil for Loss arising out of a Claim against any Insured Person.
Nil for Loss paid by the Fund for Loss arising out of a Claim against any Insured Person brought outside the USA.
USD 250,000 for Loss paid by the Fund for Loss arising out of a Claim against any Insured Person brought inside the USA.
1.3 Investment Manager Management Liability

Nil for Loss arising out of a Claim against any Insured Person.
Nil for Loss paid by the Fund Manager for Loss arising out of a Claim against any Insured Person brought outside the USA.
USD 250,000 for Loss paid by the Fund Manager for Loss arising out of a Claim against any Insured Person brought inside the USA.
1.4 Investment Manager and Fund Crime Protection
USD 250,000 each and every Claim.

TERRITORIAL LIMITS:

Worldwide.



CONDITIONS:	As per AIG IMI 2010 Wording, plus: Schedule of Funds Endorsements, as attached. Brokers Cancellation Clause, as attached. Specific Matters Exclusion, as attached. Regulatory Investigation Costs Endorsement, as attached. Language Amendment Endorsement, as attached. Extension 2.3 Kidnap response is deleted. Extension 2.4 Regulatory crisis response is deleted. Extension 2.5 Mitigation and avoidance services is deleted. Extension 2.7 Emergency costs is deleted Money Laundering Exclusion, as attached. Sanction's limitation and exclusion clause, LMA3100. Surplus Lines Notice, LMA9074. Service of Suit Clause, as attached. US Conditions RJW038. Cyber and Data Exclusion in respect to Section 1.1 only, LMA 5479 Cyber Risks Endorsement in respect to Management Liability Clauses only, LMA5471. Premium Payment Terms – LSW 3001. Regulatory Investigation Costs Endorsement, as attached.
CHOICE OF LAW AND JURISDICTION:	This Insurance shall be governed by the laws of Puerto Rico and subject to the exclusive jurisdiction of the courts of Puerto Rico.
PREMIUM:	USD 48,350.
SUBJECTIVITIES:	None.
PAYMENT TERMS:	LSW 3001 – Premium Payment Condition 60 days.
TAX(ES) PAYABLE BY ASSURED AND ADMINISTERED BY INSURERS:	None.
RECORDING, TRANSMITTING AND STORING INFORMATION:	Where Bissell and Partners Limited maintains risk and/or claim data/information/documents Bissell and Partners Limited may hold such data/information/documents electronically.
INSURER CONTRACT DOCUMENTATION:	This document details the contract terms entered into by the insurer(s) and constitutes the contract document. Any further documentation changing this contract, agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.
NOTICE OF CANCELLATION PROVISIONS:	Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then: To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally) Any (re)insurer may issue such notice in respect of its own participation. The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given. The notice shall be provided to the broker by the following means: By an email to accounting@bissellandpartners.co.uk Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.
SPECIFIC MATTERS EXCLUSION:	It is hereby noted and agreed that the Insurer shall not be liable to make any payment for Loss in connection with and Claim made against any Insured based upon, arising out of, relating to, directly or indirectly resulting from, or in consequence of, or in any



way involving the circumstance as detailed in the Proposal Form dated 12 January 2021 (signed by Ignacio Canto (President)
All other terms and conditions remain unchanged.

REGULATORY INVESTIGATION COSTS ENDORSEMENT:

Included within Insurance Covers 1.1 to 1.4, this Policy shall pay on behalf of any Insured any Costs and/or Loss arising under this Coverage Clause automatically as Loss payable within the Limits of Liability applicable

Subject to any limitation or prohibition imposed by law, this Policy shall pay on behalf of any Insured any Costs together with any additional Loss to the fullest extent permitted by any applicable law incurred:

(a) as a result of any action commissioned or undertaken by an Insured to prepare in advance of any request by or notification to an Official Body, which may be related to a subsequent formal notification, advice or report made during the Policy Term to an Official Body, notwithstanding that the cover provided by this clause shall apply in the event that there is no subsequent notification to or request by any Official Body provided the Insured has acted reasonably;

(b) in response to or in defending any formal notice issued of other action or inquiry threatened or taken or investigation, administrative, regulatory or disciplinary proceeding or hearing, arbitration, mediation, conciliation or other Claim threatened or commenced by any Official Body during the Policy Term concerning the actions or affairs of an Insured, including but not limited to: i.

any actual or alleged misconduct (including allegations of corporate manslaughter or equivalent legislation in any jurisdiction) by an Insured in the performance of failure to perform any service or otherwise;

    ii. any application or attempt to prohibit, limit or disqualify any Insured Person from holding office as a Director or Officer;

        iii. any application or attempt to withhold, withdraw, revoke or limit any licence, authorisation or permission granted or obtained by an Insured, whether temporarily or otherwise;

        iv. an enquiry, investigation or similar action commissioned or undertaken by the Insured at the request of an Official Body which is related to or results from any formal notification, advice or report made during the Policy Term to an Official Body;

        v. any requirement which compels the production of Documents to an Official Body, whether by an Insured or by a third party holding Documents on behalf of an Insured; or

        vi. any requirement which compels an Insured to answer questions by or attend interviews with an Official Body. The Coverage clauses above under (a) and (b) shall not provide cover or indemnity for that part of Costs or Loss of any routine regulatory compliance review or audits. In respect of an industry wide investigation, this coverage clause shall pay on behalf of any Insured Person any Costs or Loss arising out of such investigation.

(c) In relation to Claims made against any Director, Officer or employee for any violation of the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended, the Bribery Act 2010 of England and Wales and any similar law in any other jurisdiction, including but not limited to any legislation enacted pursuant to and adopting the provisions of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 1997 or the Inter-American Convention Against Corruption of 1997;

(d) in connection with any alleged or actual breach of any sanctions order, prohibition, restriction affecting trade or services or licensing requirements with overseas governments and/or territories imposed by any Official Body whether by statutory instrument, regulation, order, European Community directive, UN Security Council resolution or otherwise;

(e) in connection with any actual or attempted confiscation, seizure, assumption, restriction or prevention of ownership or control or suspension of rights and interest in or the effecting of a charge over real property or personal assets of any Insured;

(f) in connection with any restraint or prohibition whether permanent or temporary on any Insured Person from holding any office of or performing any function on behalf of any Insured;



(g) in connection with the issue or execution of any warrant of arrest or any restriction of an Insured Person's liberty or right of freedom of movement or free passage within, into or out of any territory; or

(h) in connection with the commencement of any extradition proceedings deportation of any Insured Person or the removal or revocation of any Insured Person's approval or permission to reside or work in any territory;

(i) in connection with an Insured being obligated to report matters to an Official Body giving rise to an actual or potential regulatory issue.
The Sub-Limit available under this endorsement shall be USD 250,000 in the aggregate in the part of an not additional to the LIMITS OF LIABILITY. All other terms and conditions remain unchanged.

LANGAUGE AMENDMENT ENDORSEMENT:	Any reference to Chartis / AIG shall mean Insurers hereon. Any reference to Appendix I or Appendix II is deleted and does not apply.
SCHEDULED FUNDS ENDORSEMENT:	• X-Square Alternative Dividend Alpha Fund Inc • X-Square Opportunistic Debt Fund LP • X2 Cav Master Lp • X-Square SMAs • X2 Balanced Fund • X-Square Series Trust/ X-Square Municipal Income ETF • Separately Managed Accounts (SMAs)
PREMIUM PAYMENT CLAUSE:	Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non-payment of premium only the following clause will apply. The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within 60 days of inception of this contract (or, in respect of instalment premiums, when due). If the premium due under this contract has not been so paid to (Re)Insurers by the 60th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract. It is agreed that (Re)Insurers shall give not less than 30 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period. If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect. LSW3001 30/9/08
PUERTO RICO SURPLUS LINES NOTICE:	This contract is registered and delivered as a surplus line coverage under the Insurance Code of the Commonwealth of Puerto Rico. LMA9074 1 September 2013
SANCTION LIMITATION AND EXCLUSION CLAUSE:	No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America. LMA3100 15 September 2010
SERVICE OF SUIT CLAUSE:	This Service of Suit Clause will not be read to conflict with or override the obligations of the parties to arbitrate their disputes as provided for in any Arbitration provision within this Policy. This Clause is intended as an aid to compelling arbitration or enforcing such arbitration or arbitral award, not as an alternative to such Arbitration provision for resolving disputes arising out of this contract of insurance (or reinsurance).



It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service o' 5rocesss in such suit may be made upon Messrs. Mendes and Mount (Attorneys), 750 Seventh Avenue, New York, NY 10019-6829, U.S.A., and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured) to give a written undertaking to the

Insured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

LMA5020
14 September 2005

CYBER RISKS ENDORSEMENT:

Loss (which is otherwise covered by an Insuring Agreement and not specifically excluded by the Policy or any endorsement) due to a **Cyber Act** or **Cyber Incident** will be payable subject to all of the terms, conditions, warranties, endorsements, and exclusions of this Policy.

Definitions

Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the **Company** or any other party.

Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any Computer System.

Cyber Incident means:
1. any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any **Computer System**; or
1.2 any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any **Computer System**.

Loss (as defined in the Policy to which this endorsement is attached)

LMA 5471
13 November 2020

MONEY LAUNDERING EXCLUSION:

Notwithstanding anything contained herein to the contrary it is hereby understood and agreed that this policy excludes all claims arising out of any liability in connection with any breach of money laundering regulations.
All other terms and conditions of this policy remain unchanged.

LMA CYBER and DATA EXCLUSION

1Notwithstanding any provision to the contrary within this Policy or any endorsement thereto this Policy excludes any loss, damage, liability, claim, cost, defence cost, expense, fine, penalty, mitigation cost, or any other amount arising out of:



for PROFESSIONAL INDEMNITY:

1.1 a Cyber Incident, unless subject to the provisions of paragraph 2;

1.2 a Cyber Act; or

1.3 a breach of Data Protection Law by the Insured, or parties acting for the Insured, involving access to, processing of, use of or operation of any Computer System or Data.

2 Subject to all the terms, conditions, limitations and exclusions of this Policy or any endorsement thereto, sub-paragraph 1.1 shall not apply to any claim arising out of any actual or alleged Error or Omission involving access to, processing of, use of or operation of any Computer System or Data.

Definitions

3 Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Insured or any other party.

4 Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any Computer System.

5 Cyber Incident means:

5.1 any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any Computer System; or

5.2 any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any Computer System.

6 Data means information, facts, concepts, code or any other information of any kind that is recorded or transmitted in a form to be used, accessed, processed, transmitted or stored by a Computer System.

7 Data Protection Law means all applicable data protection and privacy legislation, regulations in any country, province, state, territory or jurisdiction which governs the use, confidentiality, integrity, security and protection of personal data, and any guidance or codes of practice issued by any data protection regulator or authority from time to time (all as amended, updated or re-enacted from time to time).

LMA 5479

13 November 2020

UNITED STATES OF AMERICA AND CANADA – CONDITIONS CLAUSE:

Any Claim made or legal proceedings made within the United States of America and/or Canada and/or territories which come under the jurisdiction of the United States of America and/or Canada including enforcement by courts of any other country of any judgement originally obtained in any court of the

United States of America and/or Canada and/or territories which come under the jurisdiction of the United States of America and/or Canada shall be subject to the following conditions and exclusions:-

Conditions

i. The maximum amount payable in respect of all claims made under this Certificate shall not exceed in the aggregate the sum insured specified in the schedule.

ii. Any costs and expenses incurred during the investigation, defence and settlements shall be included with the annual aggregate limit and deductible as specified in the Schedule.

Exclusions

i. Any punitive and/or exemplary damages awarded against the Assured.

ii. Claims based upon Employment Retirement Income Security Act of 1974 and any amendment thereto, or any rules or regulations promulgated thereunder.

iii. Claims arising out of any actual or alleged violations of the Racketeer Influenced and Corrupt Organisation Act 18 USC Sections 1961 et seq and any amendments thereto, or any rules and regulations promulgated thereunder.

iv. Claims arising out of actual or alleged violation of any of the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 or any similar Federal or State law or any common law relating thereto.

v. Claims arising out of seepage, pollution and/or contamination howsoever caused.

BROKERS CANCELLATION CLAUSE:

Notwithstanding anything contained in this policy to the contrary, it is hereby understood and agreed that, in the event of the premium not having been paid by the Assured at the inception of the risk or, in the case of instalments, on the due date, BISSELL AND



PARTNERS LIMITED, (herein after called the Brokers) are hereby authorised by the Underwriters to cancel this Policy at the Brokers' discretion. Underwriters further authorise BISSELL AND PARTNERS LIMITED to issue notice of cancellation on their behalf in the event of non-receipt of surveys, non-compliance with survey recommendations (where compliance is required by underwriters) and/or non-receipt of signed proposal forms within the timeframe permitted by underwriters. Such cancellation may be effected by the Brokers giving 14 days' Notice to the Assured by registered letter, facsimile or electronic mail of intent to cancel, and thereafter instructing the Underwriters to cancel this Policy. Such cancellation shall take effect at Midnight GREENWICH MEAN TIME or BRITISH SUMMER TIME (as applicable) on the 14th day from the date that such notice was dispatched and the Underwriters shall adjust the premium under this Policy pro-rata temporis. In the event of the interest hereby insured becoming a total, constructive, arranged or compromised total loss from any cause whatsoever, any premium (including all future instalments) unpaid by the Assured, shall become due immediately and the Brokers shall be entitled to take the credit therefor.



Information

INFORMATION   As provided to u/ws.



Security Details

INSURER'S LIABILITY:	LMA3333

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred. Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON:	100% of 100%
BASIS OF WRITTEN LINES:	Percentage of whole.
SIGNING PROVISIONS:	In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date will be signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.



INSURED WITH: 100%   -   Underwritten by certain Underwriters at Lloyd's
                         100.0000%   Total (being 100% of Order Hereon)

Please examine this document carefully, including the (re)insurers with whom this (re)insurance has been placed, to ensure that the coverage arranged accurately meets your requirements and advise us immediately if it does not. Bissell and Partners Limited does not guarantee the financial solvency of any (re)insurer herein.

This (re)insurance has been placed on the understanding that you have complied with your duty to disclose all material matters and that you are satisfied with the accuracy and completeness of the information you provided to (re)insurers. You are reminded that such duty is ongoing throughout the currency of your (re)insurance contract to disclose any material change in such information. Failure to comply with this obligation may render this (re)insurance invalid, and could lead to claims not being met.

Any warranties applicable to the cover placed on your behalf are recited in this cover note. Please review these very carefully and advise us immediately if you are not able to comply fully with their requirements as the breach of any warranties may result in cover being avoided from inception.

Some Bissell and Partners Limited Directors or employees may hold private investments or financial interests in some or all of the (re)insurers with whom this (re)insurance has been placed. The decision to place this (re)insurance with such insurers has been made independently of any of these interests.

Bissell and Partners Limited from time to time place (re)insurances with (re)insurers via specially agreed lineslips and cover facilities. These facilities are managed by Bissell and Partners Limited who are, on occasion, remunerated by (re)insurers for such management services.

You are reminded that all claims must be notified in accordance with the notification provisions set out in your (re)insurance contract. Please note that all material facts pertaining to a claim must be disclosed.

Digitally signed by Chris
Bissell
Date: 2025.03.14 15:17:08 Z
Authorised Signatory
for and on behalf of
Bissell and Partners Limited

Review and Approve Joint Trustees and Officers Errors and Omissions Insurance, Joint Fidelity Bond and Insurance Agreement(s)

RESOLVED, that the form and amount of mutual fund professional and trustee and officers liability policy, as presented and discussed at the Meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board, including a majority of the Independent Trustees voting separately; and

FURTHER RESOLVED, that the allocation of premiums for the Fund and Adviser joint trustees and officers liability policy, which is based on the premiums each would have paid for separate policies with similar coverage and limits be, and it hereby is, approved by the Board, including a majority of the Independent Trustees voting separately; and

FURTHER RESOLVED, that the Joint Liability Insured Agreement by the Fund and the Adviser and which pertains to the proposed allocation of premiums and other matters in connection with the joint D&O/E&O insurance policy be, and the same hereby is, approved with such changes as the officers of the Fund, upon the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the form and amount of the Fund's fidelity bond, as presented and discussed at the Meeting, be, and the same hereby is, approved by the Board, including a majority of the Independent Trustees voting separately, after consideration of all factors deemed relevant by the Board including, but not limited to, the value of the aggregate assets of the Fund, the value of the bond and the premiums, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets; and

FURTHER RESOLVED, that the officers of the Fund be, and are hereby authorized to make the necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

Joint Insured Agreement X-Square Series Trust and X-Square Balanced Fund, LLC

Pursuant to Section 270.17(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, X-Square Series Trust and X-Square Balanced Fund, LLC (each a "Fund") wish to or have obtained a larceny and embezzlement bond, each pursuant to the direction of their respective Board of Trustees/Directors or Officers; and each Fund is desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS: In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

X-Square Series Trust

By: /s/ Cristina Perez Franceschini

Treasurer

X-Square Balanced Fund, LLC

By: /s/ Cristina Perez Franceschini

Treasurer

with effect as of the 26th day of March 2025